NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

May 1, 2009

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated May 1, 2009

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

DMacAulay
for Barb O'Neill

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE **MAY 1, 2009**

News Release: **09-07** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI ANNOUNCES ANNUAL MEETING OF SHAREHOLDERS AND RESIGNATION OF OFFICER

Northern Abitibi Mining Corp. ("Northern Abitibi") will hold its Annual and Special Meeting of Shareholders on May 22, 2009, at 10:00 a.m. at the offices of Lavery, de Billy, L.L.P., 40th floor, 1 Place Ville Marie, Montreal Quebec. All registered holders of common shares are cordially invited to attend the Meeting in person.

Dr. Stephen Rowins has accepted the position of Director of Geoscience with the British Columbia Geological Survey. Dr. Rowins has resigned his position as Vice-President of Exploration with Northern Abitibi Mining effective April 30 2009. We thank Dr. Rowins for his significant contributions to the company over the past 2 years and wish him well in his new endeavor.

Northern Abitibi has hired a Newfoundland based geological consultant with over 30 years experience to assist with the up coming Viking exploration program. The consultant has extensive experience working on precious metal projects within Newfoundland and Labrador, and his local expertise will be a valuable addition to the company's exploration team.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **MAY 1, 2009**

News Release: **09-07** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI ANNOUNCES ANNUAL MEETING OF SHAREHOLDERS AND RESIGNATION OF OFFICER

Northern Abitibi Mining Corp. ("Northern Abitibi") will hold its Annual and Special Meeting of Shareholders on May 22, 2009, at 10:00 a.m. at the offices of Lavery, de Billy, L.L.P., 40th floor, 1 Place Ville Marie, Montreal Quebec. All registered holders of common shares are cordially invited to attend the Meeting in person.

Dr. Stephen Rowins has accepted the position of Director of Geoscience with the British Columbia Geological Survey. Dr. Rowins has resigned his position as Vice-President of Exploration with Northern Abitibi Mining effective April 30 2009. We thank Dr. Rowins for his significant contributions to the company over the past 2 years and wish him well in his new endeavor.

Northern Abitibi has hired a Newfoundland based geological consultant with over 30 years experience to assist with the up coming Viking exploration program. The consultant has extensive experience working on precious metal projects within Newfoundland and Labrador, and his local expertise will be a valuable addition to the company's exploration team.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

82-4749

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **MAY 1, 2009**

News Release: **09-07** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI ANNOUNCES ANNUAL MEETING OF SHAREHOLDERS AND RESIGNATION OF OFFICER

Northern Abitibi Mining Corp. ("Northern Abitibi") will hold its Annual and Special Meeting of Shareholders on May 22, 2009, at 10:00 a.m. at the offices of Lavery, de Billy, L.L.P., 40th floor, 1 Place Ville Marie, Montreal Quebec. All registered holders of common shares are cordially invited to attend the Meeting in person.

Dr. Stephen Rowins has accepted the position of Director of Geoscience with the British Columbia Geological Survey. Dr. Rowins has resigned his position as Vice-President of Exploration with Northern Abitibi Mining effective April 30 2009. We thank Dr. Rowins for his significant contributions to the company over the past 2 years and wish him well in his new endeavor.

Northern Abitibi has hired a Newfoundland based geological consultant with over 30 years experience to assist with the up coming Viking exploration program. The consultant has extensive experience working on precious metal projects within Newfoundland and Labrador, and his local expertise will be a valuable addition to the company's exploration team.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.